ANDRETTI ACQUISITION CORP.

7615 Zionsville Road

Indianapolis, Indiana 46268

October 31, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Andretti Acquisition Corp.
Registration Statement on Form S-4
File No. 333-275207

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-275207) filed by Andretti Acquisition Corp. (the “Company”) with the United States Securities and Exchange Commission (the “Commission”) on October 27, 2023 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

Should you have any questions regarding the Registration Statement, please feel free to contact our legal counsel Raphael Russo of Paul, Weiss, Rifkind, Wharton & Garrison LLP, at (212) 373-3309.

Very truly yours,

ANDRETTI ACQUISITION CORP.

By:	/s/ William M. Brown
Name:	William M. Brown
Title:	President & Chief Financial Officer